UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: August 29, 2014

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-178960).

This Form 6-K consists of the legal opinions which appear below.

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

August 29, 2014

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented from time to time (as amended through the date hereof, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated May 15, 2014 relating to the Airbag Yield Optimization Notes, the Prospectus Supplement dated May 15, 2014 relating to the Airbag Yield Optimization Notes, the Product Supplement dated May 15, 2014 relating to the Trigger Autocallable Optimization Securities, the Prospectus Supplement dated May 15, 2014 relating to the Trigger Autocallable Optimization Securities, the Product Supplement dated May 15, 2014 relating to the Trigger Phoenix Autocallable Optimization Securities, the Prospectus Supplement dated May 15, 2014 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated May 15, 2014 relating to the Trigger Yield Optimization Notes, the Prospectus Supplement dated May 15, 2014 relating to the Trigger Yield Optimization Notes, the Final Terms Supplement dated August 26, 2014 relating to the FEYE AYON Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 26, 2014 relating to the RAD AYON Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 26, 2014 relating to the CBI1 TAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 26, 2014 relating to the CBI2 TAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 26, 2014 relating to the CBI3 TAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 26, 2014 relating to the AAPL1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 26, 2014 relating to the AAPL2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 26, 2014 relating to the FEYE1 TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 26, 2014 relating to the FEYE2 TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 26, 2014 relating to the GM Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 26, 2014 relating to the GNW Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 26, 2014 relating to the MU Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 26, 2014 relating to the SGEN Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 26, 2014 relating to the UAL1 TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 26, 2014 relating to the UAL2 TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 26, 2014 relating to the UAL3 TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 26, 2014 relating to the WFM Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 26, 2014 relating to the CBI TYON Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 26, 2014 relating to the PBR Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 26, 2014 relating to the RAD TYON Securities (as defined in Annex A hereto) and the Final Terms Supplement dated August 26, 2014 relating to the UAL TYON Securities (as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated August 29, 2014 representing the FEYE AYON Securities, (d) the Global Security dated August 29, 2014 representing the RAD AYON Securities, (e) the Global Security dated August 29, 2014 representing the CBI1 TAOS Securities, (f) the Global Security dated August 29, 2014 representing the CBI2 TAOS Securities, (g) the Global Security dated August 29, 2014 representing the CBI3 TAOS Securities, (h) the Global Security dated August 29, 2014 representing the AAPL1 Securities, (i) the Global Security dated August 29, 2014 representing the AAPL2 Securities, (j) the Global Security dated August 29, 2014 representing the FEYE1 TPAOS Securities, (k) the Global Security dated August 29, 2014 representing the FEYE2 TPAOS Securities, (l) the Global Security dated August 29, 2014 representing the GM Securities, (m) the Global Security dated August 29, 2014 representing the GNW Securities, (n) the Global Security dated August 29, 2014 representing the MU Securities, (o) the Global Security dated August 29, 2014 representing the SGEN Securities, (p) the Global Security dated August 29, 2014 representing the UAL1 TPAOS Securities, (q) the Global Security dated August 29, 2014 representing the UAL2 TPAOS Securities, (r) the Global Security dated August 29, 2014 representing the UAL3 TPAOS Securities, (s) the Global Security dated August 29, 2014 representing the WFM Securities, (t) the Global Security dated August 29, 2014 representing the CBI TYON Securities, (u) the Global Security dated August 29, 2014 representing the PBR Securities, (v) the Global Security dated August 29, 2014 representing the RAD TYON Securities, (w) the Global Security dated August 29, 2014 representing the UAL TYON Securities, (x) UBS AG Group Treasurer Resolutions dated (i) December 22, 2008, (ii) August 16, 2011 and (iii) May 8, 2014, related to the establishment of the Company’s medium-term note program and (y) the Officers’ Certificate dated May 9, 2014, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (y) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter or communicate with or advise you as to any changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Airbag Yield Optimization Notes due August 31, 2015 (Linked to the common stock of FireEye, Inc.) (the “FEYE AYON Securities”)	$130,000.00
Airbag Yield Optimization Notes due August 19, 2015 (Linked to the common stock of Rite Aid Corporation) (the “RAD AYON Securities”)	$350,000.00
Trigger Autocallable Optimization Securities due March 4, 2016 (Linked to the common stock of Chicago Bridge & Iron Company N.V.) (the “CBI1 TAOS Securities”)	$707,700.00
Trigger Autocallable Optimization Securities due March 4, 2016 (Linked to the common stock of Chicago Bridge & Iron Company N.V.) (the “CBI2 TAOS Securities”)	$372,500.00
Trigger Autocallable Optimization Securities due March 4, 2016 (Linked to the common stock of Chicago Bridge & Iron Company N.V.) (the “CBI3 TAOS Securities”)	$101,000.00
Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the common stock of Apple Inc.) (the “AAPL1 Securities”)	$270,000.00
Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the common stock of Apple Inc.) (the “AAPL2 Securities”)	$190,000.00
Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the common stock of FireEye, Inc.) (the “FEYE1 TPAOS Securities”)	$900,000.00
Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the common stock of FireEye, Inc.) (the “FEYE2 TPAOS Securities”)	$866,000.00
Trigger Phoenix Autocallable Optimization Securities due March 4, 2016 (Linked to the common stock of General Motors Company) (the “GM Securities”)	$165,000.00
Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the common stock of Genworth Financial, Inc.) (the “GNW Securities”)	$200,000.00
Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the common stock of Micron Technology, Inc.) (the “MU Securities”)	$165,000.00
Trigger Phoenix Autocallable Optimization Securities due September 2, 2016 (Linked to the common stock of Seattle Genetics, Inc.) (the “SGEN Securities”)	$366,000.00
Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the common stock of United Continental Holdings Inc.) (the “UAL1 TPAOS Securities”)	$162,500.00
Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the common stock of United Continental Holdings Inc.) (the “UAL2 TPAOS Securities”)	$441,500.00
Trigger Phoenix Autocallable Optimization Securities due March 4, 2016 (Linked to the common stock of United Continental Holdings Inc.) (the “UAL3 TPAOS Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due September 2, 2015 (Linked to the common stock of Whole Foods Market, Inc.) (the “WFM Securities”)	$100,000.00
Trigger Yield Optimization Notes due August 31, 2015 (Linked to the common stock of Chicago Bridge & Iron Company N.V.) (the “CBI TYON Securities”)	$274,721.72
Trigger Yield Optimization Notes due August 31, 2015 (Linked to the American depositary shares of Petróleo Brasileiro S.A.) (the “PBR Securities”)	$99,991.55
Trigger Yield Optimization Notes due August 31, 2015 (Linked to the common stock of Rite Aid Corporation) (the “RAD TYON Securities”)	$199,998.72
Trigger Yield Optimization Notes due August 31, 2015 (Linked to the common stock of United Continental Holdings Inc.) (the “UAL TYON Securities”)	$99,960.06

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

August 29, 2014

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented from time to time (as amended through the date hereof, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated October 9, 2012 relating to the Airbag Autocallable Yield Optimization Notes, the Product Supplement dated April 9, 2014 relating to the Airbag Phoenix Autocallable Optimization Securities, the Product Supplement dated August 6, 2014 relating to the Buffered Performance Securities, the Product Supplement dated July 8, 2014 relating to the Contingent Absolute Return Performance Securities, the Product Supplement dated January 25, 2012 relating to the Contingent-Return Optimization Securities, the Product Supplement dated January 30, 2012 relating to the Return Optimization Securities, the Product Supplement dated February 28, 2012 relating to the Trigger Performance Securities, the Product Supplement dated January 13, 2012 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated February 5, 2013 relating to the Trigger Return Optimization Securities, the Pricing Supplement dated August 22, 2014 relating to the AOL Securities, FB Securities and VRTX Sercurities (each, as defined in the Annex A hereto), the Pricing Supplement dated August 22, 2014 relating to the CTRP Securities, DAL Securities and URI Securities (each, as defined in the Annex A hereto), the Pricing Supplement dated August 22, 2014 relating to the BX Securities (as defined in the Annex A hereto), the Pricing Supplement dated August 26, 2014 relating to the SPX CROS Securities (as defined in the Annex A hereto), the Pricing Supplement dated August 26, 2014 relating to the SX5E ROS Securities (as defined in the Annex A hereto), the Pricing Supplement dated August 26, 2014 relating to the CMCIER Securities (as defined in the Annex A hereto), the Pricing Supplement dated August 26, 2014 relating to the SPX TPS Securities (as defined in the Annex A hereto), the Pricing Supplement dated August 27, 2014 relating to the SX5E BPS Securities (as defined in the Annex A hereto), the Pricing Supplement dated August 27, 2014 relating to the SX5E CARPS Securities (as defined in the Annex A hereto), the Pricing Supplement dated August 27, 2014 relating to the SX5E1 TPS Securities (as defined in the Annex A hereto), the Pricing Supplement dated August 27, 2014 relating to the SX5E2 TPS Securities (as defined in the Annex A hereto), the Pricing Supplement dated August 27, 2014 relating to the IP Securities, MET Securities, TEX Securities and YHOO Securities (each, as defined in the Annex A hereto) and the Pricing Supplement dated August 27, 2014 relating to the SX5E TROS Securities (as defined in the Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated August 29, 2014 representing the AOL Securities, (d) the Global Security dated August 29, 2014 representing the FB Securities, (e) the Global Security dated August 29, 2014 representing the VRTX Securities, (f) the Global Security dated August 29, 2014 representing the CTRP Securities, (g) the Global Security dated August 29, 2014 representing the DAL Securities, (h) the Global Security dated August 29, 2014 representing the URI Securities, (i) the Global Security dated August 29, 2014 representing the BX Securities, (j) the Global Security dated August 29, 2014 representing the SPX CROS Securities, (k) the Global Security dated August 29, 2014 representing the SX5E ROS Securities, (l) the Global Security dated August 29, 2014 representing the CMCIER Securities, (m) the Global Security dated August 29, 2014 representing the SPX TPS Securities, (n) the Global Security dated August 29, 2014 representing the SX5E BPS Securities, (o) the Global Security dated August 29, 2014 representing the SX5E CARPS Securities, (p) the Global Security dated August 29, 2014 representing the IP Securities, (q) the Global Security dated August 29, 2014 representing the MET Securities, (r) the Global Security dated August 29, 2014 representing the TEX Securities, (s) the Global Security dated August 29, 2014 representing the YHOO Securities, (t) the Global Security dated August 29, 2014 representing the SX5E1 TPS Securities, (u) the Global Security dated August 29, 2014 representing the SX5E2 TPS Securities, (v) the Global Security dated August 29, 2014 representing the SX5E TROS Securities, (w) UBS AG Group Treasurer Resolutions dated (i) December 22, 2008, (ii) August 16, 2011 and (iii) May 8, 2014, related to the establishment of the Company’s medium-term note program and (x) the Officers’ Certificate dated May 9, 2014, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (x) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter or communicate with or advise you as to any changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Airbag Autocallable Yield Optimization Notes due August 31, 2015 (Linked to the common stock of AOL Inc.) (the “AOL Securities”)	$2,048,000.00
Airbag Autocallable Yield Optimization Notes due August 31, 2015 (Linked to Facebook, Inc.) (the “FB Securities”)	$7,865,000.00
Airbag Autocallable Yield Optimization Notes due August 31, 2015 (Linked to Vertex Pharmaceuticals Incorporated) (the “VRTX Securities”)	$6,128,000.00
Airbag Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the American depositary shares of Ctrip.com International, Ltd.) (the “CTRP Securities”)	$781,000.00
Airbag Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the common stock of Delta Air Lines, Inc.) (the “DAL Securities”)	$4,522,000.00
Airbag Phoenix Autocallable Optimization Securities due February 29, 2016 (Linked to the common stock of United Rentals, Inc.) (the “URI Securities”)	$382,000.00
Trigger Phoenix Autocallable Optimization Securities due August 29, 2019 (Linked to the common units of The Blackstone Group L.P.) (the “BX Securities”)	$12,767,350.00
Contingent-Return Optimization Securities due August 31, 2017 (Linked to the S&P 500® Index) (the “SPX CROS Securities”)	$7,197,750.00
Return Optimization Securities due August 31, 2016 (Linked to the EURO STOXX 50® Index) (the “SX5E ROS Securities”)	$1,100,000.00
Trigger Performance Securities due August 29, 2024 (Linked to the UBS Bloomberg Constant Maturity Commodity Index Excess Return) (the “CMCIER Securities”)	$4,606,000.00
Trigger Performance Securities due August 30, 2019 (Linked to the S&P 500® Index) (the “SPX TPS Securities”)	$2,137,700.00
Buffered Performance Securities due August 30, 2019 (Linked to the EURO STOXX 50® Index) (the “SX5E BPS Securities”)	$3,350,810.00
Contingent Absolute Return Performance Securities due August 30, 2019 (Linked to the EURO STOXX 50® Index) (the “SX5E CARPS Securities”)	$3,564,300.00
Trigger Performance Securities due August 30, 2019 (Linked to the EURO STOXX 50® Index) (the “SX5E1 TPS Securities”)	$2,961,860.00
Trigger Performance Securities due August 30, 2019 (Linked to the EURO STOXX 50® Index) (the “SX5E2 TPS Securities”)	$4,163,800.00
Trigger Phoenix Autocallable Optimization Securities due August 30, 2019 (Linked to the common stock of International Paper Company) (the “IP Securities”)	$2,959,500.00
Trigger Phoenix Autocallable Optimization Securities due August 30, 2019 (Linked to the common stock of MetLife, Inc.) (the “MET Securities”)	$6,227,700.00
Trigger Phoenix Autocallable Optimization Securities due August 30, 2019 (Linked to the common stock of Terex Corporation) (the “TEX Securities”)	$3,305,000.00
Trigger Phoenix Autocallable Optimization Securities due August 30, 2019 (Linked to the common stock of Yahoo! Inc.) (the “YHOO Securities”)	$7,389,300.00
Trigger Return Optimization Securities due August 31, 2017(Linked to the EURO STOXX 50® Index) (the “SX5E TROS Securities”)	$5,811,500.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director

Date: 29 August 2014